This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange Goldcorp common shares. The Offer (as defined below) is made solely by the Offer to Purchase and Circular, the related Letter of Acceptance and Transmittal, and any amendments or supplements thereto, and is being made to all holders of Goldcorp common shares. The Offer is not being made to, nor will Goldcorp common shares be accepted from or on behalf of, holders of Goldcorp common shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with applicable law.

Glamis Gold Ltd.
Notice of Offer to Purchase
all of the outstanding common shares
of
Goldcorp Inc.
On the basis of 0.89 of a common share of Glamis Gold Ltd.
for
each common share of Goldcorp Inc.

Glamis Gold Ltd., a company organized under the laws of British Columbia, Canada (“Glamis”), is offering to purchase all of the outstanding common shares (“Goldcorp Shares”) of Goldcorp Inc., a company organized under the laws of Ontario, Canada (“Goldcorp”), on the terms and subject to the conditions set forth in its Offer to Purchase and Circular, dated January 7, 2005, and the related Letter of Acceptance and Transmittal and related documents (which collectively constitute the “Offer”). Under the Offer, holders of Goldcorp Shares will be entitled to receive 0.89 of a common share of Glamis (“Glamis Share”) for each Goldcorp Share held by them.

Based on the volume-weighted average trading price of the Glamis Shares and the Goldcorp Shares on the New York Stock Exchange for the 30 trading days ended December 15, 2004, the day before Glamis’ announcement of its intention to make the Offer, the Offer valued each Glamis Share at $20.00 and each Goldcorp Share at $17.80, representing a premium of 22.6% over the value of the Goldcorp Shares for that period.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON MONDAY, FEBRUARY 14, 2005 (“THE EXPIRY TIME”), OR UNTIL SUCH LATER TIME AND DATE TO WHICH GLAMIS MAY EXTEND THE OFFER AT ITS DISCRETION, UNLESS GLAMIS WITHDRAWS THE OFFER EARLIER.

The Offer is made only for outstanding Goldcorp Shares and not for any Goldcorp options, warrants or other rights to acquire Goldcorp Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Goldcorp Shares. If the Offer is successful, Glamis intends to implement a transaction to acquire any Goldcorp Shares not deposited under the Offer. In doing so, Glamis intends to structure the transaction so that holders of Goldcorp options and warrants will have the right to receive Glamis Shares upon the proper exercise of the Goldcorp options and warrants, with the terms of such securities adjusted to reflect the exchange ratio in the Offer.

Glamis will not issue fractional common shares. Instead, Goldcorp’s registered shareholders will receive a cash payment equal to such fraction of a Glamis Share they would otherwise have received multiplied by the closing price of Glamis’ Shares on the New York Stock Exchange on the date Glamis first takes up and pays for any shares under the Offer.

The Offer may be accepted by holders of Goldcorp Shares by depositing certificates representing Goldcorp Shares that are being deposited, together with a duly completed and signed Letter of Acceptance and Transmittal and applicable related documents in the form accompanying the Offer to Purchase and Circular at the offices of Computershare Investor Services, Inc. (the “Depositary”) specified in the Letter of Acceptance and Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Holders of Goldcorp Shares registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Goldcorp Shares to the Offer. Holders of Goldcorp Shares whose certificates for Goldcorp Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery accompanying the Offer to Purchase and Circular.

All deposits of Goldcorp Shares under the Offer are irrevocable, except as specifically provided in the Offer to Purchase. The Offer to Purchase permits withdrawal of Goldcorp Shares deposited under the Offer at any time before the Goldcorp Shares deposited under the Offer are taken up by Glamis, if such Goldcorp Shares have not been paid for by Glamis within three business days of having been taken up and in certain other circumstances. A notice of withdrawal of deposited Goldcorp Shares must (i) be made by a method that provides the Depositary with a written or printed copy of such notice, (ii) be made by or on behalf of the depositing shareholders, (iii) be signed by or on behalf of the person who signed the Letter of Acceptance and Transmittal (or Notice of Guaranteed Delivery) that accompanied the Goldcorp Shares being withdrawn, (iv) specify that person’s name, the number of Goldcorp Shares to be withdrawn, the name of the registered holder of the Goldcorp Shares to be withdrawn, and the certificate number shown on each certificate evidencing the Goldcorp Shares to be withdrawn, and (v) actually be received by the Depositary at the place of deposit within the applicable time period. Notwithstanding the provisions of United States federal securities laws relating to subsequent offering periods, Glamis will permit withdrawal of deposited Goldcorp Shares during any subsequent offering period, if there is one, at any time prior to such Goldcorp Shares being purchased by Glamis.

Glamis’ obligations to complete the Offer are subject to certain conditions including, among others, the following: (i) not less than 66 2/3% of the Goldcorp Shares (on a fully diluted basis) will have been validly deposited under the Offer and not withdrawn at the Expiry Time; and (ii) the Goldcorp shareholders do not approve, by a majority of the votes cast at a meeting of the Goldcorp shareholders, the issuance of Goldcorp Shares in connection with Goldcorp’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. dated December 29, 2004, and the Acquisition Agreement dated December 23, 2004, between Goldcorp and Wheaton River Minerals Ltd. is terminated. Glamis’ Offer is also subject to the condition that its shareholders approve the removal of the restriction on the number of its common shares that it is authorized to issue at a meeting called for that purpose to be held on February 9, 2005.

If all of the conditions of the Offer have been satisfied or, where permitted, waived by Glamis, Glamis will become obligated to take up and pay for the Goldcorp Shares validly deposited under, and not withdrawn from, the Offer no later than 10 days after the Expiry Date. Any Goldcorp Shares deposited under the Offer after the first date on which Goldcorp Shares have been taken up and paid for by Glamis will be taken up within 10 days of such deposit.

Glamis may, at any time and from time to time while the Offer is open for acceptance, extend the Expiry Time by giving notice in writing to the Depositary at its principal office in Calgary, Alberta. Glamis will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension and cause the Depositary to mail a copy of any such notice to the holders of Goldcorp Shares as required by applicable securities legislation at their respective addresses appearing in the share register of Goldcorp. In addition, Glamis will provide a copy of such notice to the Toronto Stock Exchange and the New York Stock Exchange.

Glamis may provide a subsequent offering period of at least 10 calendar days but in no event more than 20 United States business days following the expiration of the Offer. A subsequent offering period would be an additional period of time, during which any holder of Goldcorp Shares may tender their Goldcorp Shares that were not tendered in the Offer. Glamis will promptly accept for exchange any Goldcorp Shares tendered during the subsequent offering period at the same exchange ratio as in the Offer, and will pay for such shares with in three business days of Glamis’ acceptance of such Goldcorp Shares. Any subsequent offering period will be announced simultaneously with an announcement that Glamis has accepted Goldcorp Shares for exchange in the Offer.

If Glamis takes up and pays for the Goldcorp Shares validly deposited under the Offer, Glamis currently intends to cause a meeting of Goldcorp shareholders to consider an amalgamation, statutory arrangement, combination, capital reorganization or other transaction whereby Glamis will acquire any Goldcorp Shares not deposited to the Offer. It is Glamis’ current intention that the consideration to be offered for such Goldcorp Shares under such subsequent transaction will be the same consideration offered under the Offer.

No holder of Goldcorp Shares will have dissenters’ or appraisal rights in connection with the Offer. However, holders of Goldcorp Shares who do not tender their Goldcorp Shares to the Offer may have rights of dissent in the event Glamis elects to acquire such Goldcorp Shares by way of a subsequent acquisition transaction.

Glamis will account for the business combination of Glamis and Goldcorp using the purchase method of accounting in Canada and the United States.

A Canadian resident Goldcorp shareholder who holds Goldcorp Shares as capital property and sells such Goldcorp Shares pursuant to the Offer will generally not realize a capital gain or capital loss under the Income Tax Act (Canada), as amended, unless the Goldcorp shareholder chooses to recognize a capital gain or capital loss. A Goldcorp shareholder who is not a resident of Canada who holds Goldcorp Shares as capital property and sells such Goldcorp Shares pursuant to the Offer will generally not be subject to tax in Canada if the Goldcorp Shares are not taxable Canadian property.

The Offer has been structured to cause the exchange of Goldcorp Shares pursuant to the Offer to be treated as a reorganization for U.S. income tax purposes. If reorganization treatment applies to the exchange, a U.S. holder who exchanges Goldcorp Shares and owns, immediately after the exchange, less than 5% of Glamis (by voting power and value, directly or by attribution) will generally not recognize a capital gain or capital loss for U.S. tax purposes on the receipt of Glamis Shares for Goldcorp Shares, except with respect to cash received in lieu of a fractional share. If reorganization treatment does not apply, the U.S. holder will generally be required to recognize a capital gain or loss.

Orion Securities Inc. and Orion Securities (USA) Inc., its U.S. affiliate, have been retained to act as Dealer Manager in connection with the Offer in Canada and the United States, respectively. In addition, Georgeson Shareholder Communications Canada, Inc. has been retained to act as information agent in connection with the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and Circular and is incorporated herein by reference. The Offer to Purchase and Circular, the Letter of Acceptance and Transmittal, and other related materials will be mailed to record holders of Goldcorp and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the list of security holders of Goldcorp for subsequent transmittal to beneficial owners of Goldcorp Shares.

The Offer to Purchase and Circular and the related Letter of Acceptance and Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance or for additional copies of the Offer to Purchase and Circular, the related Letter of Acceptance and Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Glamis’ expense.

The Information Agent for the Offer is:

[GEORGESON LOGO]

Georgeson Shareholder Communications Canada, Inc.
66 Wellington Street West
TD Tower—Suite 5210
Toronto Dominion Centre
Toronto, Ontario
M5K 1J3
North American Toll Free Number: 1-877-288-7946
U.S. Banks and Brokers Call Collect: 212-440-9800

The Dealer Manager for the Offer is:
ORION SECURITIES INC. in Canada
ORION SECURITIES (USA) INC. in the United States
BCE Place
181 Bay Street
Suite 3100
PO Box 830
Toronto, Ontario
Canada, M5J 2T3

January 10, 2005